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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14048432

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65894

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Quantex Clearing, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Hudson St
(No. and Street)

Hoboken	New Jersey	07030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Iannone (212) 425-6800
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2014
REGISTRATIONS BRANCH
02

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/20/14

OATH OR AFFIRMATION

I, John Iannone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantex Clearing LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

~~CEO~~ COO/CFO

Title

Notary Public

PATRICIA R. CUNNINGHAM
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CU6269164
Qualified in Richmond County
My Commission Expires 09/24/2016

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUANTEX CLEARING, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

QUANTEX CLEARING, LLC

CONTENTS

Rothstein Kass
Powered by Trust™

4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To Quantex Clearing, LLC

We have audited the accompanying statement of financial condition of Quantex Clearing, LLC (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Quantex Clearing, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 27, 2014

QUANTEX CLEARING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS	
Cash and cash equivalents	$ 1,393,269
Non marketable securities, at fair value	16,904
Deposit with clearing organizations (Note 5)	508,873
Receivables from other broker-dealers	313,086
Securities borrowed (Note 2)	1,885,800
Other current assets	59,285
Fixed Assets	
Furniture & Equipment	7,913
Software & Development	135,130
Total assets	$ 4,320,260
LIABILITIES & MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 384,062
Securities loaned (Note 2)	1,860,800
Total liabilities	2,244,862
Commitments and contingencies	
Member's Equity	2,075,398
Total liabilities and member's equity	$ 4,320,260

See notes to financial statements.

NOTE 1 - ORGANIZATION

Quantex Clearing, LLC (the "Company") is a self-clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc ("FINRA"). The Company's principal business model engages in a stock loan/stock borrow matchbook business. During 2012, the company was approved by FINRA to engage as a clearing broker for two correspondent clients with proprietary accounts, however, as of December 31, the Company has not engaged in any clearing activity. The Company was organized as a limited liability company under the laws of the State of Delaware in 2010.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP")

Revenue and Expense Recognition from Securities Transactions

Securities transaction and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Securities borrowed and securities loaned transactions are generally reported as collateralized financing except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with lender. At December 31, 2013 the Company has advanced cash under securities borrowed agreements of $1,885,800. With respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned. At December 31, 2013, the Company has received collateral under securities loaned agreements of $1,860,800. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Furthermore, the Company accrues both interest income and expense on theses outstanding debit and credit balances, respectively.

The Company recognizes revenues for stock locator services when it is realizable and earned.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue and Expense Recognition from Securities Transactions (continued)

The Company recognizes revenues from the licensing of a computer platform when the revenue is realizable and earned.

Receivables From Other Broker-Dealer and Reserve for Doubtful Accounts

The Company carries its receivables from other broker-dealers at cost less a reserve for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes a reserve for doubtful accounts. The Company can adjust the reserve based on multiple factors which include history of past debts, collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing re-evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods since inception.

Fair Value Measurements of Investments in Securities

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques are consistent with the market, cost or income approaches to measuring fair value. If more than one valuation technique is used to measure fair value, the results are evaluated considering the reasonableness of the range of values indicated by those results. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements of Investments in Securities (continued)

regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the absorbability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Non Marketable Securities

As part of the acquisition of the operations of NYFIX in 2010, the Company acquired 1.91107 shares of DTCC common stock. These shares are reflected as non-marketable securities. Management has determined these values to be Level 2 inputs because it is a quoted price in a market that is not active. There were no transfers of securities among levels 1, 2 or 3 during the year ended December 31, 2013.

Concentration

Substantially all the cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses on such accounts and does not believe there to be any significant credit risk with respect to these deposits. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2013.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Declining-balance
Office and other equipment	7 years	Declining-balance
Computer hardware	5 years	Declining-balance
Computer software	3 years	Straight-line
Leasehold improvements	lease term	Straight-line

NOTE 3 – REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. At December 31, 2013, the Company had net capital, as defined, of $1,575,795 which was $1,325,795 in excess of its required net capital of $250,000.

The Company did not engaged in clearing activity during the year, however, as a the Company is approved as a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 3, 2014, there was no amount of cash required to be segregated in a special reserve account for the exclusive benefit of customers.

NOTE 4 - LEASE COMMITMENTS

The Company leases its premises pursuant to a sublease agreement accounted for as an operating lease. The sublease expires on July 31, 2015. In addition, the Company leases certain of its equipment and software pursuant to an operating lease agreement.

The following is a schedule of future minimum rental payments required under all operating leases:

December 31,	
2014	111,889
2015	57,058
Total	$ 168,947

NOTE 5 - INDEMNIFICATIONS

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to the Company.

NOTE 6 – SUBSEQUENT EVENTS

The Company evaluated the effects of all subsequent events through February 27, 2014, the date on which the financial statements were issued there have been $120,000 in capital distributions through February 2014.